UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT
Under Section 13(e) of the Securities Exchange Act of 1934
(Amendment No. 1)

US 1 Industries, Inc.
(Name of the Issuer)

US 1 Industries, Inc.
Trucking Investment Co. Inc.
US 1 Merger Corp.
Harold E. Antonson
Michael E. Kibler
(Name of Persons Filing Statement)

Common Shares, without par value
(Title of Class of Securities)

903369106
(CUSIP Number of Class of Securities)

US 1 Industries, Inc. 336 West US 30, Suite 201 Valparaiso, Indiana 46385	Harold E. Antonson 336 West US 30, Suite 201 Valparaiso, Indiana 46385
Trucking Investment Co. Inc. 336 West US 30, Suite 201 Valparaiso, Indiana 46385	Michael E. Kibler 336 West US 30, Suite 201 Valparaiso, Indiana 46385

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of Persons Filing Statement)

Copies to:

Troutman Sanders LLP 600 Peachtree Street, N.E. Atlanta, GA 30308 Attn: W. Brinkley Dickerson, Jr.	Bose McKinney & Evans LLP 111 Monument Circle Indianapolis, Indiana 46204 Attn: Jeffrey B. Bailey

This statement is filed in connection with (check the appropriate box).

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$9,523,436.54	$1,105.67

☐
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,105.67

Form or Registration No.:	Schedule 14A — Preliminary Proxy Statement

Filing Party:	US 1 Industries, Inc.

Date Filed:	March 18, 2011

*
The proposed maximum aggregate value of the transaction, for purposes only of calculating the filing fee, is $9,523,436.54 which is the sum of (1) product of the 6,527,578 shares of Common Stock outstanding as of March 17, 2011 that are proposed to be converted into the right to receive the merger consideration, multiplied by the merger consideration of $1.43 per share, plus (2) $189,000, which is the maximum aggregate amount to be paid to holders of options in exchange for the cancellation of their options. The filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1) and the December 2010 revised SEC Filing Fee for Transactional filings, equals the proposed maximum aggregate value of the transaction multiplied by .00011610 ($116.10 per million dollars).

**
The filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1) and the December 2010 revised SEC Filing Fee for Transactional filings pursuant to the Securities Exchange Act of 1934, which equals .00011610 ($116.10 per million dollars) multiplied by the total Transaction Valuation.

INTRODUCTION

This Amendment No. 1 to the Rule 13E-3 Transaction Statement on Schedule 13E-3 (this “Amendment”) is being filed with the Securities and Exchange Commission (the “Commission”) jointly by US 1 Industries, Inc., an Indiana corporation (the “Company”), the issuer of the common stock, without par value (the “Common Stock”), that is subject to the Rule 13e-3 transaction, Harold E. Antonson (“Antonson”), Michael E. Kibler (“Kibler,” and, together with Antonson, the “Rollover Shareholders”), Trucking Investment Co. Inc., an Indiana corporation (“Parent”), and US 1 Merger Corp., an Indiana corporation and wholly-owned subsidiary of Parent (“Merger Sub,” and, together with the Parent and the Rollover Shareholders, the “Acquisition Parties” and, together with the Company, the “Filing Party” and each a “Filing Party”).

This Amendment relates to the transactions contemplated by the Agreement and Plan of Merger, dated as of February 18, 2011 (the “Merger Agreement”), by and among the Company, Parent, Merger Sub and the Rollover Shareholders. Concurrently with the filing of this Amendment, the Company is filing with the Commission a revised preliminary Proxy Statement (the “Preliminary Proxy Statement”) on Schedule 14A pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to a special meeting of the shareholders of the Company at which the shareholders of the Company will consider and vote upon a proposal to adopt the Merger Agreement and approve the merger contemplated thereby. The adoption of the Merger Agreement is subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including the adoption of the Merger Agreement and approval of the merger by the affirmative vote of the holders of a majority of the shares of Common Stock outstanding as of the close of business on the record date for the special meeting. If the merger is consummated, Merger Sub will merge with and into the Company and the Company will continue as the surviving corporation and a wholly owned subsidiary of Parent. Upon the completion of the merger, each outstanding share of Common Stock will be converted into the right to receive $1.43 in cash, without interest and less any applicable withholding taxes, except for shares of Common Stock held by shareholders who perfect appraisal rights in accordance with Indiana law and except for shares of Common Stock held by Parent (including the shares to be contributed to Parent by the Rollover Shareholders), Merger Sub, the Company or any subsidiary of the Company. The Rollover Shareholders have agreed to contribute, immediately prior to the completion of the merger, in the aggregate, 7,715,830 shares of Company common stock to Parent in exchange for shares of Parent common stock.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Preliminary Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Preliminary Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Amendment are qualified in their entirety by the information contained in the Preliminary Proxy Statement. As of the date hereof, the Preliminary Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Amendment shall have the meanings given to them in the Preliminary Proxy Statement.

All information contained in this Amendment concerning each Filing Party has been supplied by such Filing Party.

Item 1. Summary Term Sheet.

Item 1001 of Regulation M-A:

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

Item 2. Subject Company Information.

Item 1002 of Regulation M-A:

(a)	Name and Address. The Company’s name and the address and telephone number of its principal executive office are as follows:

US 1 Industries, Inc.
366 West US Highway 30
Valparaiso, Indiana 46385
(219) 476-1300

(b)	Securities. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SECURITIES OWNERSHIP”
“TRADING MARKET AND PRICE FOR SHARES”

The exact title of the subject class of equity securities is “US 1 Industries, Inc. common shares, without par value.”

(c)	Trading Market and Price. The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

“TRADING MARKET AND PRICE FOR SHARES”

(d)	Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“TRADING MARKET AND PRICE FOR SHARES”

(e)	Prior Public Offerings. Not applicable.

(f)	Prior Stock Purchases. The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

“PRIOR PURCHASES OF SHARES”

Item 3. Identity and Background of Filing Person.

Item 1003 of Regulation M-A:

(a)	Name and Address. US 1 Industries, Inc. is the subject company. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“THE PARTIES”
“WHERE YOU CAN FIND MORE INFORMATION”

(b)	Business and Background of Entities. The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

“THE PARTIES”

(c)	Business and Background of Natural Persons. The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

“THE PARTIES”

Item 4. Terms of the Transaction.

Item 1004 of Regulation M-A:

(a)	Material Terms. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS”
“INFORMATION CONCERNING THE SPECIAL MEETING”
“THE MERGER AGREEMENT”
“RIGHTS OF DISSENTING SHAREHOLDERS”
“ANNEX A—Agreement and Plan of Merger”
“ANNEX C—Voting Agreement”
“ANNEX D—Contribution Agreement”

(c)	Different Terms. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS—Purposes and Structure of the Merger”
“SPECIAL FACTORS—Certain Effects of the Merger”
 “SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“THE MERGER AGREEMENT—Treatment of Shares of Common Stock and Equity Awards”
“THE MERGER AGREEMENT—Covenants”
“RIGHTS OF DISSENTING SHAREHOLDERS”
“ANNEX A—Agreement and Plan of Merger”
“ANNEX C—Voting Agreement”
“ANNEX D—Contribution Agreement”

(d)	Appraisal Rights. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“RIGHTS OF DISSENTING SHAREHOLDERS”
“ANNEX E—Section 23-1-44 of the Indiana Business Corporation Law”

(e)	Provisions For Unaffiliated Security Holders. The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

“SPECIAL FACTORS—Provisions for Unaffiliated Shareholders”

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Item 1005 of Regulation M-A:

(a)	Transactions. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background”
“SPECIAL FACTORS—Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“RELATED PARTY TRANSACTIONS”

(b)-(c)	Significant Corporate Events; Negotiations or Contacts. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”
“SPECIAL FACTORS—Background”
“SPECIAL FACTORS—Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Purposes and Structure of the Merger”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“SPECIAL FACTORS—Financing of the Merger”
“THE MERGER AGREEMENT”
“PRIOR PURCHASES OF SHARES”
“ANNEX A—Agreement and Plan of Merger”

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background”
“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Certain Effects of the Merger”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“SPECIAL FACTORS—Financing of the Merger”
“INFORMATION CONCERNING THE SPECIAL MEETING—Required Vote; Calculation of the Vote; Abstentions and Broker Non-Votes”
“THE PARTIES”
“THE MERGER AGREEMENT”
“SECURITIES OWNERSHIP”
“ANNEX A—Agreement and Plan of Merger”
“ANNEX C—Voting Agreement”
“ANNEX D—Contribution Agreement”

Item 6. Purposes of the Transaction and Plans or Proposals.

Item 1006 of Regulation M-A:

(b)	Use of Securities Acquired. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”
“SPECIAL FACTORS—Purposes and Structure of the Merger”
“SPECIAL FACTORS—Certain Effects of the Merger”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“THE MERGER AGREEMENT—The Merger”
“THE MERGER AGREEMENT—Treatment of Shares of Common Stock and Equity Awards”
“ANNEX A—Agreement and Plan of Merger”
“ANNEX D—Contribution Agreement”

(c)1-8	Plans. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”
“SPECIAL FACTORS—Background”
“SPECIAL FACTORS—Purposes and Structure of the Merger”
“SPECIAL FACTORS—Certain Effects of the Merger”
“SPECIAL FACTORS—Plans for the Company After the Merger”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“SPECIAL FACTORS—Financing of the Merger”
“THE MERGER AGREEMENT”
“ANNEX A—Agreement and Plan of Merger”

Item 7. Purposes, Alternatives, Reasons and Effects.

Item 1013 of Regulation M-A:

(a)	Purposes. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”
“SPECIAL FACTORS—Background”
“SPECIAL FACTORS—Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Purposes and Structure of the Merger”
“SPECIAL FACTORS—Certain Effects of the Merger”
“SPECIAL FACTORS—Plans for the Company After the Merger”
“SPECIAL FACTORS—Conduct of the Business of the Company if the Merger is Not Consummated”

(b)	Alternatives. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background”
“SPECIAL FACTORS—Purposes and Structure of the Merger”
“SPECIAL FACTORS—Fairness Opinion of Cambridge Partners”
“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Plans for the Company After the Merger”
“SPECIAL FACTORS—Conduct of the Business of the Company if the Merger is Not Consummated”
“SPECIAL FACTORS—Fairness Opinion of Cambridge Partners”

(c)	Reasons. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”
“SPECIAL FACTORS—Background”
“SPECIAL FACTORS—Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Purposes and Structure of the Merger”
“SPECIAL FACTORS—Fairness Opinion of Cambridge Partners”
“SPECIAL FACTORS—Certain Effects of the Merger”
“SPECIAL FACTORS—Plans for the Company After the Merger”
“SPECIAL FACTORS—Conduct of the Business of the Company if the Merger is Not Consummated”
“ANNEX B—Opinion of Cambridge Partners & Associates, Inc.”

(d)	Effects. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”
“SPECIAL FACTORS—Background”
“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Purposes and Structure of the Merger”
“SPECIAL FACTORS—Certain Effects of the Merger”
“SPECIAL FACTORS—Plans for the Company After the Merger”
“SPECIAL FACTORS—Conduct of the Business of the Company if the Merger is Not Consummated”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“SPECIAL FACTORS—Financing of the Merger”
“SPECIAL FACTORS—Federal Income Tax Consequences of the Merger”
“SPECIAL FACTORS—Accounting Treatment”
“SPECIAL FACTORS—Fees and Expenses”
“THE MERGER AGREEMENT”
“RIGHTS OF DISSENTING SHAREHOLDERS”
“ANNEX A—Agreement and Plan of Merger”
“ANNEX E—Section 23-1-44 of the Indiana Business Corporation Law”

Item 8. Fairness of the Transaction.

Item 1014 of Regulation M-A:

(a)	Fairness. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”
“SPECIAL FACTORS—Background”
“SPECIAL FACTORS—Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Purposes and Structure of the Merger”
“SPECIAL FACTORS—Fairness Opinion of Cambridge Partners”
“ANNEX B—Opinion of Cambridge Partners & Associates, Inc.”

(b)	Factors Considered in Determining Fairness. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”
“SPECIAL FACTORS—Background”
“SPECIAL FACTORS—Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Purposes and Structure of the Merger”
“SPECIAL FACTORS—Fairness Opinion of Cambridge Partners”
“SPECIAL FACTORS—Certain Effects of the Merger”
“SPECIAL FACTORS—Conduct of the Business of the Company if the Merger is Not Consummated”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“ANNEX B—Opinion of Cambridge Partners & Associates, Inc.”

The analysis materials of Cambridge Partners & Associates, Inc. used in connection with its analysis of the fairness of the Merger are attached hereto as Exhibits (c)(2) and (c)(3) and incorporated herein by reference.

(c)	Approval of Security Holders. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”
“INFORMATION CONCERNING THE SPECIAL MEETING—Required Vote; Calculation of Vote; Abstentions and Broker Non-Votes”
“THE MERGER AGREEMENT—Conditions to the Merger”
“ANNEX A—Agreement and Plan of Merger”

(d)	Unaffiliated Representative. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background”
“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Fairness Opinion of Cambridge Partners”
“SPECIAL FACTORS—Provisions for Unaffiliated Shareholders”
“ANNEX B—Opinion of Cambridge Partners & Associates, Inc.”

(e)	Approval of Directors. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Background”
“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”

(f)	Other Offers. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

None.

Item 9. Reports, Opinions, Appraisals and Negotiations.

Item 1015 of Regulation M-A:

(a)-(b)
Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background”
“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Fairness Opinion of Cambridge Partners”
“ANNEX B—Opinion of Cambridge Partners & Associates, Inc.”

The analysis materials of Cambridge Partners & Associates, Inc. used in connection with its analysis of the fairness of the Merger are attached hereto as Exhibits (c)(2) and (c)(3) and incorporated herein by reference.

(c)	Availability of Documents.

The reports, opinions or appraisal referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of US 1 Industries, Inc. during regular business hours by any interested holder of Shares or any representative who has been so designated in writing and copies may be obtained by requesting them in writing or by telephone from US 1 Industries, Inc. at the address provided under the caption “INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE” in the Preliminary Proxy Statement, which is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

Item 1007 of Regulation M-A:

(a)-(d)	Source of Funds; Conditions; Expenses; Borrowed Funds. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“SPECIAL FACTORS—Financing of the Merger”
“SPECIAL FACTORS—Fees and Expenses”
“THE MERGER AGREEMENT—Conditions to the Merger”
“THE MERGER AGREEMENT—Expenses”
“ANNEX A—Agreement and Plan of Merger”

Item 11. Interest in Securities of the Subject Company.

Item 1008 of Regulation M-A:

(a)	Securities Ownership. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“THE PARTIES”
“SECURITIES OWNERSHIP”

(b)	Securities Transactions. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“PRIOR PURCHASES OF SHARES”
“ANNEX A—Agreement and Plan of Merger”
“ANNEX D— Contribution Agreement”

Item 12. The Solicitation or Recommendation.

Item 1012 of Regulation M-A:

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”
“SPECIAL FACTORS—Background”
“SPECIAL FACTORS—Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“SPECIAL FACTORS—Voting Intentions of the Directors and Executive Officers of the Company”
“INFORMATION CONCERNING THE SPECIAL MEETING—Required Vote; Calculation of Vote; Abstentions and Broker Non-Votes”
ANNEX C—Voting Agreement
ANNEX D—Contribution Agreement

(e)	Recommendation of Others. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”
“SPECIAL FACTORS—Background”
“SPECIAL FACTORS—Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Recommendation of the Special Committee and the Board”
“SPECIAL FACTORS—Voting Intentions of the Directors and Executive Officers of the Company”
“THE MERGER AGREEMENT—Representations and Warranties”

Item 13. Financial Statements.

Item 1010 of Regulation M-A:

(a)	Financial Information. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY CONSOLIDATED FINANCIAL INFORMATION”
“WHERE YOU CAN FIND MORE INFORMATION”
“SUMMARY CONSOLIDATED FINANCIAL STATEMENTS—Ratio of Earning to Fixed Charges”

(b)	Pro Forma Information. Not applicable.

(c)	Summary Information. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background”
“SUMMARY CONSOLIDATED FINANCIAL INFORMATION”
“WHERE YOU CAN FIND MORE INFORMATION”
“SUMMARY CONSOLIDATED FINANCIAL STATEMENTS—Ratio of Earning to Fixed Charges”

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

Item 1009 of Regulation M-A:

(a)-(b)	Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

“INFORMATION CONCERNING THE SPECIAL MEETING—Proxy Solicitation”
“SPECIAL FACTORS—Interests of Certain Persons in the Merger”
“SPECIAL FACTORS—Fees and Expenses”

Item 15. Additional Information.

Item 1011 of Regulation M-A:

(b)	Other Material Information. The entirety of the Preliminary Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits.

Item 1016 of Regulation M-A:

(a)(1)
Preliminary Proxy Statement for the Special Meeting of the Shareholders of US 1 Industries, Inc. (incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on March 18, 2011).

(a)(2)	Form of Proxy Card filed with the Commission (incorporated herein by reference to the Preliminary Proxy Statement).

(a)(3)	Form of Letter to Shareholders filed with the Commission (incorporated herein by reference to the Preliminary Proxy Statement).

(a)(4)	Form of Notice of Special Meeting of Shareholders filed with the Commission (incorporated herein by reference to the Preliminary Proxy Statement).

(a)(5)
Press release, dated February 18, 2011, issued by US 1 Industries, Inc. (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed with the Commission by US 1 Industries, Inc. on February 18, 2011).*

(b)(1)	Term Sheet from US Bank Asset Based Finance, dated September 10, 2010.*

(b)(2)
Amended and Restated Loan Agreement, dated as of March 10, 2002, by and among U.S. Bank National Association and Carolina National Transportation Inc., Gulf Line Transport Inc., Five Star Transport, Inc., Cam Transport, Inc., Unity Logistic Services, Inc., ERX, Inc., Friendly Transport, Inc., Transport Leasing, Inc., Harbor Bridge Intermodal, Inc., Patriot Logistics, Inc., Liberty Transport, Inc., Keystone Lines Corporation, and US 1 Industries, Inc. and amendments thereto through September 28, 2011 (incorporated by reference to Exhibits 10.12, 10.3 and 10.14 of the Company’s Form 10-Q filed on November 14, 2005, from the Company’s Form 10-Q filed on August 14, 2007, from Exhibit 10.1 of the Company’s Form 8-K filed on December 24, 2008, from Exhibit 10.1 of the Company’s Form 8-K filed on July 29, 2009, from the Company’s Form 10-K filed on March 16, 2010 and from the Company’s Form 10-Q filed on November 15, 2010).

(c)(1)	Opinion of Cambridge Partners & Associates, Inc. (incorporated herein by reference to Annex B of the Preliminary Proxy Statement).*

(c)(2)	Analysis Materials of Cambridge Partners & Associates, Inc. in Connection with Fairness Evaluation.

(c)(3)	Financial Projections Prepared by Management of US 1 Industries, Inc.

(d)(1)
Agreement and Plan of Merger, dated as of February 18, 2011, by and among US 1 Industries, Inc., Trucking Investment Co. Inc., US 1 Merger Corp., Harold E. Antonson and Michael E. Kibler (incorporated herein by reference to Annex A to the Preliminary Proxy Statement).*

(d)(2)
Voting Agreement, dated as of February 18, 2011, by and among Trucking Investment Co. Inc., Harold E. Antonson and Michael E. Kibler (incorporated herein by reference to Annex C to the Preliminary Proxy Statement).*

(d)(3)
Contribution Agreement, dated as of February 18, 2011, by and among Trucking Investment Co. Inc., Harold E. Antonson and Michael E. Kibler (incorporated herein by reference to Exhibit D to the Preliminary Proxy Statement).*

(f)(1)	Section 23-1-44 of the Indiana Business Corporation Law (incorporated herein by reference to Annex E to the Preliminary Proxy Statement).*

* Previously filed

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2011

US 1 Industries, Inc.

By:	/s/ Harold E. Antonson
Name: Harold E. Antonson
Title: Chief Financial Officer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2011

Trucking Investment Co. Inc.

By:	/s/ Harold E. Antonson
Name: Harold E. Antonson
Title: Chief Financial Officer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2011

US 1 Merger Corp.

By:	/s/ Harold E. Antonson
Name: Harold E. Antonson
Title: Chief Financial Officer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2011

/s/ Harold E. Antonson
Harold E. Antonson

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2011

/s/ Michael E. Kibler
Michael E. Kibler

Exhibit Index

(a)(1)
Preliminary Proxy Statement for the Special Meeting of the Shareholders of US 1 Industries, Inc. (incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on March 18, 2011).

(a)(2)	Form of Proxy Card filed with the Commission (incorporated herein by reference to the Preliminary Proxy Statement).

(a)(3)	Form of Letter to Shareholders filed with the Commission (incorporated herein by reference to the Preliminary Proxy Statement).

(a)(4)	Form of Notice of Special Meeting of Shareholders filed with the Commission (incorporated herein by reference to the Preliminary Proxy Statement).

(a)(5)
Press release, dated February 18, 2011, issued by US 1 Industries, Inc. (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed with the Commission by US 1 Industries, Inc. on February 18, 2011).*

(b)(1)	Term Sheet from US Bank Asset Based Finance, dated September 10, 2010.*

(b)(2)
Amended and Restated Loan Agreement, dated as of March 10, 2002, by and among U.S. Bank National Association and Carolina National Transportation Inc., Gulf Line Transport Inc., Five Star Transport, Inc., Cam Transport, Inc., Unity Logistic Services, Inc., ERX, Inc., Friendly Transport, Inc., Transport Leasing, Inc., Harbor Bridge Intermodal, Inc., Patriot Logistics, Inc., Liberty Transport, Inc., Keystone Lines Corporation, and US 1 Industries, Inc. and amendments thereto through September 28, 2011 (incorporated by reference to Exhibits 10.12, 10.3 and 10.14 of the Company’s Form 10-Q filed on November 14, 2005, from the Company’s Form 10-Q filed on August 14, 2007, from Exhibit 10.1 of the Company’s Form 8-K filed on December 24, 2008, from Exhibit 10.1 of the Company’s Form 8-K filed on July 29, 2009, from the Company’s Form 10-K filed on March 16, 2010 and from the Company’s Form 10-Q filed on November 15, 2010).

(c)(1)	Opinion of Cambridge Partners & Associates, Inc. (incorporated herein by reference to Annex B of the Preliminary Proxy Statement).*

(c)(2)	Analysis Materials of Cambridge Partners & Associates, Inc. in Connection with Fairness Evaluation.

(c)(3)	Financial Projections Prepared by Management of US 1 Industries, Inc.

(d)(1)
Agreement and Plan of Merger, dated as of February 18, 2011, by and among US 1 Industries, Inc., Trucking Investment Co. Inc., US 1 Merger Corp., Harold E. Antonson and Michael E. Kibler (incorporated herein by reference to Annex A to the Preliminary Proxy Statement).*

(d)(2)
Voting Agreement, dated as of February 18, 2011, by and among Trucking Investment Co. Inc., Harold E. Antonson and Michael E. Kibler (incorporated herein by reference to Annex C to the Preliminary Proxy Statement).*

(d)(3)
Contribution Agreement, dated as of February 18, 2011, by and among Trucking Investment Co. Inc., Harold E. Antonson and Michael E. Kibler (incorporated herein by reference to Exhibit D to the Preliminary Proxy Statement).*

(f)(1)	Section 23-1-44 of the Indiana Business Corporation Law (incorporated herein by reference to Annex E to the Preliminary Proxy Statement).*

Exhibit (b)(1)

US1 Industries, Inc. and subsidiaries
TERM SHEET
September 10, 2010

BORROWERS:	US1 Industries, Inc. and subsidiaries (“the Borrowers”). It is anticipated that the borrowers and legal structure will be consistent with the current US Bank Credit Facility.

LENDER:	US Bank Asset Based Finance, (the “Lender”).

FACILITY:	Up to a three-year $25,000,000 revolving credit facility with all extension of credit subject to availability as described below.

SECURITY:	All loans shall be secured by a first lien on all cash, accounts receivable, and proceeds thereof of Borrowers.

LIMITED GUARANTEES:	Limited personal guarantees from Mr. Michael Kibler and Mr. Harold Antonson in the amount of $3,000,000 each will be required.

AVAILABILITY:
Up to eighty-five percent (85%) of eligible billed accounts receivable not more than seventy-five (75) days from invoice date and up to 75% of eligible unbilled accounts receivable aged not more than seven (7) days from the date of service.

INTEREST RATE:	Thirty (30) day Libor + 3.75%.

UNUSED FEE:	An unused line fee equal to one-half of one percent (.50%) per annum of the unused portion of the revolving credit facility, will be due and payable monthly in arrears.

CLOSING FEE:	One-quarter of one percent (0.25%) payable to Lender at closing.

COLLATERAL
MANAGEMENT FEE:	One hundred dollars per month per borrowing base. It is anticipated with the current loan structure that the collateral management fee will be $100 x 22 co-borrowers, or $2,200 per month.

FIELD EXAMINATION:
As a part of this proposed financing package, the Lender has conducted a collateral and financial field examination.  Subsequent to loan approval and funding, the Lender will conduct semi-annual field examinations.  The per diem costs of a field examiner is $850 (based on an 8-hour day), plus any "out-of-pocket" expenses, including but not limited, to travel, lodging, meals, etc.

COLLATERAL
PROCEEDS:
All collateral proceeds are to be collected in a post office box(es) set up for that purpose (lockbox) and deposited into a U.S. Bank "blocked" account.  Said proceeds will be credited to Borrower’s loan account in the blocked account (conditional upon final collection).

REPORTING:	Monthly internally prepared financial statements, and annual fiscal year-end financial statements audited by an independent certified public accounting firm.

Monthly aging of Borrower's open accounts receivable and open accounts payable reconciled to the general ledger, financial statements and Borrowing Base Certificate.

At least weekly reporting of sales, collections and non-cash charges via a Borrowing Base Certificate.

Financial projections thirty (30) days prior to the fiscal year-end for the following fiscal year.

All other information as the Bank may reasonably request.

OPENING AVAILABILITY:
A minimum opening availability of $3,000,000 will be required at close. This is after payment of transaction fees and other costs associated with this credit facility (including A/P greater than 60 days past due unless approved in advance by Lender).

DISTRIBUTIONS:	Shareholder distributions will be limited to allow for payment of shareholder tax liabilities.

FINANCIAL COVENANTS:
Lender will require financial covenants that will include, but not necessarily be limited to, a Fixed Charge Coverage test to be measured quarterly on a trailing twelve month basis of not less than 1.15x, and a limit on annual capital expenditures not to exceed $600,000 per annum.

EXPENSES:
Borrower shall reimburse Lender for all costs and expenses (“Due Diligence Expenses”) incurred by the Bank in connection with its due diligence and examinations associated with this requested financing, including, but not limited to, any legal, field examination, and background check costs, and all out-of-pocket expenses for the Bank’s personnel associated therewith, including, but not limited to, travel, lodging, meals, etc.

This Term Sheet is provided for discussion purposes only and does not constitute an offer, agreement, or commitment to lend.  It is intended only as an indication of the Lenders interest in pursuing those steps which may lead to such a commitment.  A final commitment is subject to a number of steps, including completion of due diligence procedures, appropriate credit approvals, the satisfactory review and execution of mutually-acceptable loan documentation, and such other terms and conditions as determined by the Lender.

Exhibit (b)(2)

ISSUE 27 - 1
PREPARED FOR US1 INDUSTRIES, INC.
FAIRNESS OPINION OF US1 INDUSTRIES, INC.
EXECUTIVE SUMMARY
PREPARED BY CAMBRIDGE PARTNERS & ASSOCIATES

COMPANY BACKGROUND

US 1 Industries, Inc., is a holding company that owns subsidiary operating companies, most of which are interstate trucking companies operating in 48 states.

US 1 was incorporated in California under the name Transcon Incorporated on March 3, 1981.

During 2009, Operating Subsidiaries, utilized the services of approximately 168 agents. No agent has accounted for more than 10% of revenue during 2009, 2008 or 2007.  The Company, through its subsidiaries, shipped freight for approximately 1,000 customers in 2009, none of which accounted for more than 10% of the Company's revenues.

At December 31, 2009, the Operating Subsidiaries had approximately 89 full-time employees.

[1] Per share value ascribed based on market value of a 13.3% interest in American Inter- Fidelity Exchange (AIFE).  Refer to accompanying valuation schedules for AIFE.

[2] Based on book equity values

[3] Real Estate.  Incremental impact on value not captured in valuation approaches.  Difference between realizable value from net offer and capitalized net rental income reflected in value indications via the income and market approaches.

	MARKET VALUE		WTD

MARKET TRANSACTION APPROACH INDICATION (ROUNDED)	25,000		25%

MARKET COMPARABLE APPROACH INDICATION (ROUNDED)	29,000		25%

INCOME APPROACH INDICATION (ROUNDED)	28,000		50%

BUSINESS ENTERPRISE VALUE-Optimal Working Capital	27,500

LESS: OPTIMAL WORKING CAPITAL @ 11.0% of Sales	21,745

ADD: EXISTING DEBT-FREE WORKING CAPITAL	22,791

VALUE OF INVESTED OPERATING CAPITAL	29,000

ADD: TOTAL NON-OPERATING ASSETS (NET)	530	[3]

INDICATED VALUE OF INVESTED CAPITAL	$30,000

LESS: LONG TERM DEBT	(10,000)

INDICATED VALUE OF EQUITY - TOTAL CONTROL BASIS	$19,530

LESS: INDICATED VALUE OF MINORITY INTEREST	953	[2]

INDICATED VALUE OF COMMON EQUITY - TOTAL CONTROL BASIS	18,577
DIVIDED BY: NUMBER OF COMMON SHARES OUTSTANDING	14,243

INDICATED VALUE PER COMMON SHARE	$1.30

PLUS: INDICATED VALUE OF AIFE CONTRIBUTION TO US1 INDUSTRIES INTEREST ON PER SHARE BASIS	0.11	[1]

INDICATED VALUE PER COMMON SHARE W/ AIFE CONTRIBUTION	$1.42

ISSUE 27-2
PREPARED FOR US1 INDUSTRIES, INC.
FAIRNESS OPINION OF US1 INDUSTRIES, INC.
MARKET APPROACH - TRANSACTION METHOD
($ 000's)

	TTM [1]	5YWA

ADJUSTED PRE-TAX CASH FLOW (EBITDA)	$3,983	$3,411

MARKET MULTIPLES	6.0	6.0
LESS: DISCOUNT FOR COMPANY SPECIFIC FACTORS (-10.0%)	(0.6)	(0.6)

ADJUSTED MARKET MULTIPLE - CONTROL BASIS	6.6	6.6

VALUE INDICATION - CONTROL BASIS	26,285	22,511

VALUE INDICATION (ROUNDED)	26,000	23,000
WEIGHTS	50.0%	50.0%

WEIGHTED INDICATION	$13,000	$11,500

VALUE INDICATION - MARKET TRANSACTION METHOD (Rounded)	$25,000

REMARKS

[1] TTM - Trailing 12 Months;  5YWA - 5 Years Weighted Average

Multiples

AVERAGE	5.6

1ST QUARTILE	4.5
2ND QUARTILE (MEDIAN)	5.8
3RD QUARTILE	6.8
MAXIMUM	9.3

SELECTED	6.0

ISSUE 27-3
PREPARED FOR US1 INDUSTRIES, INC.
FAIRNESS OPINION OF US1 INDUSTRIES, INC.
MARKET APPROACH - GUIDELINE COMPANY METHOD
($ 000's)

	TTM	5YWA

ADJUSTED PRE-TAX CASH FLOW (EBITDA)	$3,983	$3,411

MARKET MULTIPLES	10.0	11.0
LESS: DISCOUNT FOR COMPANY SPECIFIC FACTORS (25.0%)	2.5	2.8

ADJUSTED MARKET MULTIPLE - CONTROL BASIS	7.5	8.3

VALUE INDICATION - CONTROL BASIS	29,869	28,139

VALUE INDICATION (ROUNDED)	30,000	28,000
WEIGHTS	50.0%	50.0%

WEIGHTED INDICATION	$15,000	$14,000

VALUE INDICATION - GUIDELINE COMPANY METHOD	$29,000

REMARKS

[1] TTM - Trailing 12 Months;   5YWA - 5 Years Weighted Average

AVERAGE	9.8	12.3

MEDIAN	10.2	11.1
HIGH	13.3	19.0
LOW	5.4	7.8

SELECTED	10.0	11.0

ISSUE 27-4
PREPARED FOR US1 INDUSTRIES, INC.
FAIRNESS OPINION OF US1 INDUSTRIES, INC.
DISCOUNTED NET CASH FLOW - SENSITIVITY ANALYSIS
($ 000's)

INCOME APPROACH INDICATION (ROUNDED)	28,000

SENSITIVITY ANALYSIS - VALUE INDICATION
Long Term Revenue Growth

	$28,000	0.5%	1.5%	2.5%	3.5%	4.5%
Discount Factor	17.0%	23,000	24,000	24,000	25,000	26,000
	16.5%	24,000	25,000	25,000	26,000	27,000
	16.0%	25,000	25,000	26,000	27,000	28,000
	15.5%	26,000	26,000	27,000	28,000	29,000
	15.0%	27,000	27,000	$28,000	29,000	31,000
	14.5%	28,000	28,000	29,000	31,000	32,000
	14.0%	29,000	30,000	31,000	32,000	34,000
	13.5%	30,000	31,000	32,000	34,000	36,000
	13.0%	31,000	32,000	34,000	35,000	38,000

ISSUE 27-5
PREPARED FOR US 1 INDUSTRIES, INC.
VALUATION OF AMERICAN INTER-FIDELITY EXCHANGE
EXECUTIVE SUMMARY
PREPARED BY CAMBRIDGE PARTNERS & ASSOCIATES

REMARKS
[1] There were non-operating assets of "OTHER INVESTED ASSETS - INDIANA TRUCKER' EXCHANGE " in the amount of $1,020M and non-operating liability of $126M as of the valuation date.

[2] Minority discount calculated based on control premium of 20% for insurance industry based on Mergerstat data.

[3] Allocable percentage of interest of AIFE to US 1 calculated based on underwriting profit by management.

		MARKET VALUE	WTD
	COST APPROACH INDICATION [1]	$12,900	33%

	MARKET TRANSACTION APPROACH INDICATION (ROUNDED)	13,900	33%

	MARKET COMPARABLE APPROACH INDICATION (ROUNDED)	12,700	33%

	BUSINESS ENTERPRISE VALUE	13,200

[1]	ADD: NON-OPERATING ASSETS (LIABILITIES)	893

	MARKET VALUE OF INVESTED CAPITAL	$14,100

	LESS: LONG TERM DEBT	0

	MARKET VALUE OF EQUITY - TOTAL CONTROL BASIS	$14,100

[2]	LESS: DISCOUNT FOR LACK OF CONTROL (MINORITY) 16.7%	2,400

	MARKET VALUE OF COMMON EQUITY - MARKETABLE MINORITY INTEREST	11,700

[3]	TIMES: ALLOCABLE PERCENTAGE TO US 1 INDUSTRIES (Rounded) 13.3%	$1,600

	DIVIDED BY: NUMBER OF COMMON SHARES OUTSTANDING OF US 1 INDUSTRIES	14,243

	MARKET VALUE OF AIFE CONTRIBUTION TO US1 INDUSTRIES INTEREST ON PER SHARE BASIS	$0.11

ISSUE 27-6
PREPARED FOR US 1 INDUSTRIES, INC.
VALUATION OF AMERICAN INTER-FIDELITY EXCHANGE
MARKET APPROACH - MARKET TRANSACTION METHOD
($ 000's)

TTM [1]

EQUITY BOOK VALUE	$12,870

MARKET MULTIPLES	1.2
LESS: DISCOUNT [2](10.0%)	0.1

ADJUSTED MARKET MULTIPLE - CONTROL BASIS	1.1

VALUE INDICATION - CONTROL BASIS	13,899

WEIGHTED INDICATION	$13,900

EQUITY VALUE INDICATION - MARKET TRANSACTION METHOD (Rounded)	$13,900

REMARKS

[1] TTM - Trailing 12 Months

[2]  Discount for size and customer concentration.

AVERAGE	1.2

1ST QUARTILE	0.6
2ND QUARTILE (MEDIAN)	1.2
1ST QUARTILE	1.6
MAXIMUM	2.9

SELECTED	1.2

ISSUE 27-7
PREPARED FOR US 1 INDUSTRIES, INC.
VALUATION OF AMERICAN INTER-FIDELITY EXCHANGE
MARKET APPROACH - GUIDELINE COMPANY METHOD
($ 000's)

TTM [1]

BOOK EQUITY CAPITAL	$12,870

MARKET MULTIPLES	1.1
LESS: DISCOUNT FOR COMPANY SPECIFIC FACTORS [2] (10.0%)	0.1

ADJUSTED MARKET MULTIPLE - CONTROL BASIS	1.0

VALUE INDICATION - CONTROL BASIS	12,741

EQUITY VALUE INDICATION - GUIDELINE COMPANY METHOD	$12,700

REMARKS

[1] TTM - Trailing 12 Months.

[2] Discount for size, customer concentration, etc.

AVERAGE	1.2

MEDIAN	1.1
HIGH	2.5
LOW	0.5

SELECTED	1.1

ISSUE 28-1
PREPARED FOR US1 INDUSTRIES, INC.
FAIRNESS OPINION OF US1 INDUSTRIES, INC.
MARKET TRANSACTIONS

Deal	Sale Date	Seller	Seller's Description	Exclusions

1	11-Jul-97	Carolina Pacific Distributors Inc.	Shipping / Trucking Services From Coast to Coast

2	31-Jan-95	Choctaw Brokerage Inc. and Choctaw Express	Truckload Motor Carrier Providing Transportation Services

	25-Jan-05	Circle D Transport Inc.	Provides Transportation Services to the Oilfield Industry	Trucking company specializing in the oil/gas industry

	4-Jun-08	Badger Transport, Inc.	Transportation of Wind Energy Components	Company description doesn't appear to be in line with the subject company's core business.

	15-Aug-97	Capital Warehouse Inc.	Truckload Carrier / Warehouse	Trucking company specializing in the oil/gas industry

	9-Dec-98	Pilot Transport, Inc.	Provides Transportation of Automobiles	Trucking company specializing in the oil/gas industry

	14-Apr-99	Mid-Cal Express, Inc.	Truckload Carrier that Transports a Range of Commodities	Negative EBITDA

3	19-Jul-99	R & M Enterprises and Williams Truck	Trucking Company

4	12-Oct-06	Volunteer Trucking, Inc.	OTR and LTL Trucking

	11-Jan-99	MPG Transco Ltd.	Provides Transportation of Automobiles	Trucking company specializing in the oil/gas industry

	26-Jul-99	RailLink, Ltd.	Provides Freight Transportation Services	Company description doesn't appear to be in line with the subject company's core business.

	8-Aug-08	NA	Oilfield Trucking	Trucking company specializing in the oil/gas industry

	3-Feb-98	NA	Solid Waste Transportation	Company description doesn't appear to be in line with the subject company's core business.

	28-Feb-98	Petro-Chemical Transport, Inc.	Transportation, Petroleum Products	Trucking company specializing in the oil/gas industry

	13-Jan-00	Conex Global Logistics Services, Inc.	Interrelated Freight Services to Include Trucking and Rail	Company description doesn't appear to be in line with the subject company's core business.

	5-Mar-02	Stony's Trucking Company	Local and Long-Distance Hauling of Various Products	Negative EBITDA

	1-Jan-05	Formula Transport Ltd.	Provides Oilfield Trucking and Related Services to the Oil and Gas Industry	Trucking company specializing in the oil/gas industry

	29-Apr-05	H.L. Powell Ltd.	Provides Oilfield Trucking and Related Services to the Oil and Gas Industry	Trucking company specializing in the oil/gas industry

	1-Mar-07	NA	Bulk Crude Oil Transportation	Trucking company specializing in the oil/gas industry

	29-Jan-98	Victory Express Inc.	Truckload Carrier	Company description doesn't appear to be in line with the subject company's core business.

	1-Nov-99	CARCO Carrier Corporation	Irregular Route, Common and Contract Motor Carrier	Company description doesn't appear to be in line with the subject company's core business.

5	7-Apr-04	NA	Trucking

6	1-Jul-98	North Star Transportation, Inc.	Transportation; General Commodities

	29-Apr-05	Swanberg Bros. Trucking Ltd.	Provides Oilfield Trucking and Related Services to the Oil and Gas Industry	Trucking company specializing in the oil/gas industry

7	14-Sep-06	Star Transportation, Inc.	Short-to-Medium Haul Dry Van Regional Truckload Carrier

8	28-Aug-98	PST Vans, Inc.	Trucking Services (see notes)

	17-Aug-06	CD&L, Inc.	Full-Service Provider of Delivery Services	Company description doesn't appear to be in line with the subject company's core business.

9	23-Aug-07	Contract Freighters, Inc.	Truckload Carrier

10	30-Nov-01	Arnold Industries, Inc.	Provides Trucking and Warehousing Services

11	24-May-05	USF Corporation	Regional and Inter-Regional Delivery and Transportation

ISSUE 28 - 2
PREPARED FOR US1 INDUSTRIES, INC.
FAIRNESS OPINION OF US1 INDUSTRIES, INC.
GUIDELINE COMPANIES DESCRIPTIONS

Company	Ticker	Headquarters	Description	Exclusions

US1 INDUSTRIES	USOO	Valparaiso, IN
US 1 Industries, Inc. is a holding company, which through its subsidiaries, carries all forms of freight transported by truck, including trucking services such as containerized, refrigerated and flatbed transportation.
Subject Company

CON-WAY	CNW	San Mateo, CA
Con-way, Inc. provide transportation, logistics and supply-chain management services for a wide range of manufacturing, industrial and retail customers. It has divided into five reporting segments: Freight, Logistics, Truckload, Vector and Other.
LTL transportation. Company with significant investment in "revenue equipment" (e.g. trucks)

LANDSTAR SYSTEM	LSTR	Jacksonville, FL
Landstar System, Inc is engaged as a transportation & logistics services company, providing transportation capacity & related transportation services to shippers throughout the United States and to a lesser extent in Canada.

UNIVERSAL TRUCKLOAD SVCS	UACL	Warren, MI	Universal Truckload Services, Inc. is a non-asset based provider of transportation services to shippers throughout the United States and in the Canadian provinces of Ontario and Quebec.

AUTOINFO	AUTO	Boca Raton, FL
AutoInfo, Inc. is a non-asset based transportation services company, which through its wholly-owned subsidiaries, provides transportation capacity & related transportation services to shippers throughout the United States, & to a lesser extent, Canada.
Over the Counter security

HUB GROUP A	HUBG	Downers Grove, IL	Hub Group, Inc. is an asset light freight transportation management company, which offers intermodal, truck brokerage and logistics services.	Third party logistic provider

CH ROBINSON WORLDWIDE	CHRW	Eden Prairie, MN	CH Robinson Worldwide, Inc. is a third party logistics company, which provides freight transportation services and logistics solutions to companies of all sizes, in a variety of industries.	Third party logistic provider

PACER INTERNATIONAL INC	PACR	Dublin, OH
Pacer International, Inc. is an asset-light North American transportation and logistics services provider. The Company focuses on delivering an integrated door-to-door intermodal product to the end-shipper/beneficial cargo owners, along with complementary logistics services.
Third party logistic provider

EXPRESS-1 EXPEDITED SLTNS	XPO	Saint Joseph, MI	Express-1 Expedited Solutions, Inc. is a transportation services organization, focused upon transportation services. Its business units are Express-1, Concert Group Logistics and Bounce Logistics.

RADIANT LOGISTICS INC	RLGT	Bellevue, WA
Radiant Logistics, Inc. is a non-asset based logistics company providing domestic and international freight forwarding services through a network, which includes a combination of company owned and exclusive agent offices across North America.

WLG INC	WLGI	Des Plaines, IL
WLG Inc. (WLG) is an international, non-asset based logistics company that provides air and ocean freight forwarding, contract logistics, customs brokerage and other supply chain management services to its customers from its offices in Hong Kong, the People's Republic of China, Australia, the United States, the United Kingdom and through a worldwide network of independent cargo agents.
Pink Sheet

ISSUE 28-3
PREPARED FOR US 1 INDUSTRIES, INC.
VALUATION OF AMERICAN INTER-FIDELITY EXCHANGE
MARKET TRANSACTIONS METHOD - SELECTED TRANSACTIONS

Deal	Sale Date	Seller	Seller's Description	Exclusion

1	31-Dec-98	Heritage Insurance Company	Property and Casualty Insurance

2	5-Apr-02	American Country Holdings, Inc.	Specialty Property and Casualty Insurer and Provides Premium Financing and Collateralized Loans

	30-Aug-02	Barry Scott Companies, Inc.	Provides Auto Insurance through Twenty Agencies	Negative Multiple

3	31-Dec-98	Guardian Insurance Company	Automobile and Liability Insurance

	15-Feb-07	NA	Property/Casualty Insurance Agency and Employee Benefits TPA	Outlier

	26-Jan-05	FLF, Inc. (d/b/a Diversified Risk Insurance Brokers, Inc.)	Commercial Property and Casualty Insurance Broker	Outlier

	16-Apr-02	Milne Scali & Company	Owns and Operates General Property and Casualty Insurance Agencies	Outlier

	24-Sep-99	North East Insurance Company	Property and casualty insurer	Multiple not reported

4	1-Jan-03	Phoenix Indemnity Insurance Company	Provides Stock Property and Casualty Insurance

5	13-Nov-09	Advocate, MD Financial Group Inc.	Provides Property/Casualty Insurance and other Insurance Services

	19-Sep-00	Gibraltar Casualty Company	Direct Excess and Surplus Lines Insurance Company	Description

	30-Jan-06	Texas General Agency, Inc. and affiliates	Property and Casualty Insurance Products	Outlier

6	3-Oct-05	Financial Pacific Insurance Group, Inc.	Commercial Property, Casualty, and Surety Lines of Insurance

7	2-Jul-07	Capital City Holding Company, Inc. and affiliated corporations	Insurance Holding Company

8	29-Jul-97	American Country Insurance Company	Property and Casualty Insurance

9	7-Jun-98	Milbank Insurance Company	Insurance

	3-Aug-05	NCRIC Group, Inc.	Property and Casualty Insurance Company	Negative Multiple

10	10-Apr-07	Preserver Group, Inc.	Property and Casualty Insurance (Private Passenger Automobile and Homeowners' Insurance)

11	17-Feb-98	CapMAC Holdings, Inc.	Provides Financial Guaranty Insurance

12	4-Jan-02	Capitol Transamerica Corporation	Underwrites Property, Casualty, Fidelity, and Surety Insurance

13	30-Apr-08	North Pointe Holdings Corporation	Property and Casualty Insurance Holding Company

14	30-Jun-08	SCPIE Holdings Inc.	Provides Insurance and Reinsurance Products through Subsidiaries

15	23-Aug-01	Front Royal, Inc.	Commercial Property and Casualty Insurance

16	13-Nov-09	Specialty Underwriters’ Alliance, Inc.	Specialty Commercial Property and Casualty Insurance Products

ISSUE 28-3
PREPARED FOR US 1 INDUSTRIES, INC.
VALUATION OF AMERICAN INTER-FIDELITY EXCHANGE
MARKET TRANSACTIONS METHOD - SELECTED TRANSACTIONS

Deal	Sale Date	Seller	Seller's Description	Exclusion

17	1-Jul-10	Vanliner Group, Inc.	Provides Insurance for the Moving and Storage Industry

	4-Jan-06	MEEMIC Insurance Company and MEEMIC Insurance Services Corporation	Insurance	Multiple not reported

18	20-Oct-08	Darwin Professional Underwriters, Inc.	Property and Casualty Insurance Holding Company

19	25-Jan-05	Penn-America Group, Inc.	Insurance Holding Company

20	11-Dec-07	James River Group, Inc.	Owns and Manages Specialty Property and Casualty Insurance Companies

21	31-Jul-08	ProCentury Corporation	Property and Casualty Insurance Holding Company

22	31-Oct-08	AmCOMP, Inc.	Property and Casualty Insurer

23	6-Mar-00	Foremost Corporation of America	Provides Property and Casualty Insurance

24	22-Nov-00	HSB Group, Inc.	Commercial Insurance, Global Special Risk Insurance, Engineering Services and Investments

	24-Nov-09	Virgin Mobile USA, Inc.	National Provider of Predominantly Prepaid Wireless Communications Services	Negative Multiple

25	1-Dec-08	Philadelphia Consolidated Holding Corp.	Property and Casualty Insurance Holding Company

26	4-Jun-08	Commerce Group, Inc., The	Property and Casualty Insurance Holding Company

27	1-Jun-01	CGU Corporation	Engaged in Underwriting and Risk Placement of Property and Casualty Insurance

28	22-Sep-08	Safeco Corporation	Property and Casualty Insurance Holding Company

ISSUE 28-4
PREPARED FOR US 1 INDUSTRIES, INC.
VALUATION OF AMERICAN INTER-FIDELITY EXCHANGE
GUIDELINE COMPANIES METHOD - SELECTED COMPANY DESCRIPTIONS

Company	Ticker	Headquarters	Description	Exclusions

BALDWIN & LYONS B	BWINB	Indianapolis, IN
The company through its divisions and subsidiaries, specializes in marketing and underwriting property and casualty insurance and the assumption of property reinsurance mainly insuring against catastrophes.

FIRST ACCEPTANCE	FAC	Nashville, TN
First Acceptance Corporation is a retailer, servicer and underwriter of non-standard personal automobile insurance based in Nashville, Tennessee. It writes non-standard personal automobile insurance in 12 states.

PROGRESSIVE	PGR	Mayfield Village, OH
Progressive Corporation is an insurance holding company, whose subsidiaries provides personal and commercial automobile insurance and other property-casualty insurance and related services throughout the United States.

MERCURY GENERAL	MCY	Los Angeles, CA
Mercury General Corporation and its subsidiaries are engaged in writing automobile insurance in a number of states, mainly California. It also writes homeowners, mechanical breakdown, fire, umbrella, and commercial automobile and property insurance.

GAINSCO	GAN	Dallas, TX	Gainsco, Inc., through its subsidiaries, is engaged in the property and casualty insurance business focusing on the nonstandard personal auto market.

ASSURANCEAMERICA	ASAM	Atlanta, GA	An insurance holding company underwrites and distributes nonstandard private passenger automobile insurance.

SAFETY INSURANCE GROUP	SAFT	Boston, MA
The Company is a provider of private passenger automobile insurance in Massachusetts. It also offers a portfolio of property and casualty insurance products, including commercial automobile, homeowners, dwelling fire, umbrella and business owner policies.

INFINITY PROPERTY	IPCC	Birmingham, AL	A holding company which through subsidiaries provides personal automobile insurance with a concentration on nonstandard auto insurance.

AFFIRMATIVE INS HOLDINGS	AFFM	Addison, TX	The Company is a distributor and producer of non-standard personal automobile insurance policies and related products and services for individual consumers in targeted geographic areas.

21ST CENTURY HOLDING	TCHC
21st Century Holding Company is an insurance holding company, which, through its subsidiaries & its contractual relationships with its independent agents, controls substantially all aspects of the insurance underwriting, distribution and claims processes.
Core business not related to automobile insurance

ACE	ACE
ACE Ltd is a Swiss-incorporated holding company with its subsidiaries, is a global insurance and reinsurance organization and serve the property and casualty insurance needs of businesses of all sizes in a range of industries.
Core business not related to automobile insurance

ALLEGHANY	Y		Alleghany Corporation is engaged, through Alleghany Insurance Holdings LLC and its subsidiaries, RSUI, CATA, Darwin and EDC, in the property and casualty and surety insurance business.	Core business not related to automobile insurance

ALLIED WORLD ASSURANCE	AWH
Allied World Assurance Holdings Ltd, through its wholly-owned subsidiaries provides property and casualty insurance and reinsurance on a worldwide basis through operations in Bermuda, the United States, Ireland, Switzerland and the United Kingdom.
Core business not related to automobile insurance

ALLSTATE	ALL		The Allstate Corporation is engaged in the personal property and casualty insurance business and the life insurance, retirement and investment products business.	Core business not related to automobile insurance

ALTERRA CAPITAL HOLDINGS	ALTE		Alterra Capital Holdings Limited provides diversified specialty insurance and reinsurance products to corporations, public entities, property and casualty insurers, and life and health insurers.	Core business not related to automobile insurance

AMERICAN FINANCIAL GROUP	AFG		American Financial Group, Inc. is a holding company which through its subsidiaries, is engaged mainly in property and casualty insurance.	Core business not related to automobile insurance

AMERICAN INTL GROUP	AIG		American International Group is a holding company, through its subsidiaries, is engaged in insurance and insurance related activities in the United States and abroad.	Core business not related to automobile insurance

ISSUE 28-4
PREPARED FOR US 1 INDUSTRIES, INC.
VALUATION OF AMERICAN INTER-FIDELITY EXCHANGE
GUIDELINE COMPANIES METHOD - SELECTED COMPANY DESCRIPTIONS

Company	Ticker	Headquarters	Description	Exclusions

AMERICAN SAFETY INSURANCE	ASI		American Safety Insurance Holdings Ltd is an insurance and reinsurance company which provides customized products and solutions to small and medium-sized businesses in industries.	Core business not related to automobile insurance

AMERISAFE	AMSF		Amerisafe Inc. is a holding Company which markets and underwrites workers' compensation insurance through its insurance subsidiaries.	Core business not related to automobile insurance

AMTRUST FINANCIAL SVCS	AFSI		An insurance holding company through its subsidiaries provides specialty property and casualty insurance.	Core business not related to automobile insurance

ASPEN INSURANCE HOLDINGS	AHL		Aspen Insurance Holdings Ltd is a Bermuda holding company which operates in the global markets for property and casualty insurance and reinsurance.	Core business not related to automobile insurance

ASSURED GUARANTY	AGO		Assured Guaranty, Ltd. is a holding company, which through its operating subsidiaries provides credit enhancement products to the public finance, structured finance and mortgage markets.	Core business not related to automobile insurance

AXIS CAPITAL HOLDINGS	AXS
Axis Capital Holdings Ltd through its subsidiaries, provides a range of insurance and reinsurance products to insureds and reinsureds worldwide operations with main locations in Bermuda, the United States and Europe.
Core business not related to automobile insurance

BALDWIN & LYONS A	BWINA
Baldwin & Lyons, Inc. through its divisions and subsidiaries, specializes in marketing and underwriting property and casualty insurance and the assumption of property reinsurance mainly insuring against catastrophes.
Core business not related to automobile insurance

BANCINSURANCE	BCIS		N/A	Core business not related to automobile insurance

BERKSHIRE HATHAWAY A	BRKA
Berkshire Hathaway Inc. is a holding company, whose subsidiaries are engaged in a number of business activities, including property and casualty insurance and reinsurance, utilities and energy, finance, manufacturing, service and retailing.
Core business not related to automobile insurance

BERKSHIRE HATHAWAY B	BRKB
Berkshire Hathaway Inc. is a holding company, whose subsidiaries are engaged in a number of business activities, including property and casualty insurance and reinsurance, utilities and energy, finance, manufacturing, service and retailing.
Core business not related to automobile insurance

CHUBB	CB		The Chubb Corporation is a holding company with subsidiaries mainly engaged in the property and casualty insurance business.	Core business not related to automobile insurance

CINCINNATI FINANCIAL CORP	CINF
Cincinnati Financial Corporation's main business is property casualty insurance marketed through independent insurance agents in 37 states. It has four segments Commercial lines property casualty,Life, personal lines property casualty and Investments.
Core business not related to automobile insurance

CNA FINANCIAL	CNA
CNA Financial Corporation serves a variety of customers, including small, medium and large businesses; associations; professionals; and groups and individuals with a range of insurance and risk management products and services.
Core business not related to automobile insurance

CNA SURETY	SUR
CNA Surety Corporation is an insurance holding company which provides surety and surety-related products in North America and to be the surety of choice for its customers, independent agents and brokers.
Core business not related to automobile insurance

DONEGAL GROUP A	DGICA
Donegal Group, Inc. is an insurance holding company whose insurance subsidiaries offer personal and commercial lines of property and casualty insurance to businesses and individuals in 18 Mid-Atlantic, Midwestern and Southeastern states.
Core business not related to automobile insurance

DONEGAL GROUP B	DGICB
Donegal Group, Inc. is an insurance holding company whose insurance subsidiaries offer personal and commercial lines of property and casualty insurance to businesses and individuals in 18 Mid-Atlantic, Midwestern and Southeastern states.
Core business not related to automobile insurance

EMC INSURANCE GROUP	EMCI
EMC Insurance Group Inc. conducts operations in property and casualty insurance and reinsurance through its subsidiaries. It focuses on the sale of commercial lines of property and casualty insurance to small and medium-sized businesses.
Core business not related to automobile insurance

ISSUE 28-4
PREPARED FOR US 1 INDUSTRIES, INC.
VALUATION OF AMERICAN INTER-FIDELITY EXCHANGE
GUIDELINE COMPANIES METHOD - SELECTED COMPANY DESCRIPTIONS

Company	Ticker	Headquarters	Description	Exclusions

EMPLOYERS HOLDINGS	EIG		The Company is a provider of worker's compensation insurance focused on select small businesses engaged in low to medium hazard industries.	Core business not related to automobile insurance

ENDURANCE SPECIALTY HLDGS	ENH		Endurance Specialty Holdings, Ltd. is a holding company through its subsidiary provides property and casualty insurance and reinsurance on a worldwide basis.	Core business not related to automobile insurance

ENSTAR GROUP	ESGR		Enstar Group Ltd was formed to acquire and manage insurance and reinsurance companies in run-off, and to provide management, consulting and other services to the insurance and reinsurance industry.	Core business not related to automobile insurance

ERIE INDEMNITY A	ERIE
Erie Indemnity Company provides sales, underwriting and policy issuance services to the policyholders of Erie Insurance Exchange. It also operates as a property/casualty insurer through its three wholly-owned subsidiaries.
Core business not related to automobile insurance

FIRST MERCURY FINANCIAL	FMR		N/A	Core business not related to automobile insurance

FPIC INSURANCE GROUP	FPIC		FPIC Insurance Group, Inc. operates in the medical professional liability insurance sector of the property and casualty insurance industry as an insurance carrier that bears underwriting risks.	Core business not related to automobile insurance

FREMONT MICH INSURACORP	FMMH		N/A	Core business not related to automobile insurance

HANOVER INSURANCE GROUP	THG		Hanover Insurance Group, Inc. is a holding company, whose main business operations include insurance products and services in three property and casualty operating segments.	Core business not related to automobile insurance

HARLEYSVILLE GROUP	HGIC		Harleysville Group Inc. is an insurance holding company, which through its subsidiaries, engages in the property and casualty insurance business on a regional basis.	Core business not related to automobile insurance

HARTFORD FIN SRVCS GRP	HIG
Hartford Financial Services Group, Inc. is an insurance and financial services company providing investment products, individual life, group life and group disability insurance products and property and casualty insurance products in the United States.
Core business not related to automobile insurance

HCC INSURANCE	HCC
HCC Insurance Holdings Inc. provides property and casualty, surety, and group life, accident and health insurance coverages and related agency and reinsurance brokerage services to commercial customers and individuals.
Core business not related to automobile insurance

HILLTOP HOLDINGS	HTH
Hilltop Holdings Inc. provides fire and homeowners insurance to low value dwellings and manufactured homes in Texas and other areas of the south, southeastern and southwestern United States through its casualty insurance holding company, NLASCO, Inc.
Core business not related to automobile insurance

HOMEOWNERS CHOICE	HCII		Homeowners Choice, Inc. through its subsidiaries provides property and casualty homeowners insurance, condominium-owners insurance, and tenants insurance to individuals owning property in Florida.	Core business not related to automobile insurance

HORACE MANN EDUCATORS	HMN
Horace Mann Educators is an insurance holding company through its subsidiaries markets and underwrites personal lines of property and casualty insurance, retirement annuities and life insurance in the United States of America.
Core business not related to automobile insurance

KINGSWAY FINANCIAL SVCS	KFS		Kingsway Financial Services, Inc. provides innovative insurance solutions to manage speciality risks for individuals and businesses in the United States and, until the disposition of JEVCO, in Canada.	Core business not related to automobile insurance

LOEWS	L
Loews Corporation through its subsidiaries is engaged in commercial property & casualty insurance, operation of offshore oil & gas drilling rigs, production of natural gas and liquids, operation of interstate natural gas pipeline and operation of hotels.
Core business not related to automobile insurance

MAJESTIC CAPITAL LTD	MAJC
Majestic Capital Ltd is engaged in underwriting primary workers' compensation policies, underwriting workers' compensation reinsurance and excess insurance policies, and providing fee-based management and other services to self-insured entities.
Core business not related to automobile insurance

ISSUE 28-4
PREPARED FOR US 1 INDUSTRIES, INC.
VALUATION OF AMERICAN INTER-FIDELITY EXCHANGE
GUIDELINE COMPANIES METHOD - SELECTED COMPANY DESCRIPTIONS

Company	Ticker	Headquarters	Description	Exclusions

MARKEL CORP	MKL
Markel Corporation markets and underwrites specialty insurance products and programs to a number of niche markets. It operates in three markets: excess and surplus lines, specialty admitted, and the London markets.
Core business not related to automobile insurance

MBIA	MBI		MBIA Incorporated operates the financial guarantee insurance business in the industry and is a provider of asset management advisory services.	Core business not related to automobile insurance

MEADOWBROOK INSURANCE GRP	MIG
Meadowbrook Insurance Group, Inc. offers a full range of insurance products and services, focused on niche and specialty program business, which we believe is under served by the standard insurance market.
Core business not related to automobile insurance

MERCER INSURANCE GROUP	MIGP		N/A	Core business not related to automobile insurance

MGIC INVESTMENT	MTG		MGIC Investment Corporation is a holding company, which through its wholly owned subsidiary Mortgage Guaranty Insurance Corporation is a provider of private mortgage insurance in the United States.	Core business not related to automobile insurance

MONTPELIER RE HOLDINGS	MRH		Montpelier Re Holdings, Ltd. through its subsidiaries provides customized and innovative insurance and reinsurance solutions to the global market.	Core business not related to automobile insurance

NATIONAL INTERSTATE	NATL
National Interstate Corporation and its subsidiaries operate as an insurance holding company group which underwrites and sells traditional and alternative risk transfer property and casualty insurance products.
Core business not related to automobile insurance

NATIONAL SECURITY GROUP	NSEC		National Security Group, Inc. through its subsidiaries, provides property and casualty, and life insurance products and services in the United States.	Core business not related to automobile insurance

NAVIGATORS GROUP	NAVG		Navigators Group is an international insurance holding company focusing on specialty products within the overall property/casualty insurance market.	Core business not related to automobile insurance

OLD REPUBLIC INTERNAT	ORI
Old Republic International is an insurance holding company, which is engaged in the single business of insurance underwriting. It conducts its business through regulated insurance company subsidiaries organized into three segments.
Core business not related to automobile insurance

ONEBEACON INSURANCE GROUP	OB
OneBeacon Insurance Group is a specialty lines insurer with roots dating back to 1831.Through its subsidiaries, OneBeacon offers a range of specialty insurance products sold through independent agents,brokers, and wholesalers throughout the United States.
Core business not related to automobile insurance

PENN MILLERS HLD	PMIC		Penn Millers Holding Corporation through its subsidiaries, provides various property and casualty insurance products for agricultural and small commercial business customers.	Core business not related to automobile insurance

PMI GROUP	PMI		PMI Group, Inc. provides residential mortgage insurance products designed to promote homeownership and strengthen communities.	Core business not related to automobile insurance

PROASSURANCE	PRA
Proassurance Corporation is an insurance holding company for wholly-owned specialty property and casualty insurance companies that provide professional liability insurance for providers of health care services.
Core business not related to automobile insurance

RADIAN GROUP	RDN		Radian Group, Inc. through its subsidiaries and affiliates, provides credit-related insurance coverage and financial services to mortgage lenders and other financial institutions.	Core business not related to automobile insurance

RENAISSANCERE HOLDINGS	RNR		Renaissance Re Holdings, Ltd is the provider of reinsurance and insurance coverages and related services. Its business consists of two segments, Reinsurance and Individual Risk.	Core business not related to automobile insurance

RLI CORP	RLI		RLI Corporation underwrites selected property and casualty insurance through its subsidiaries, collectively known as RLI Insurance Group.	Core business not related to automobile insurance

ISSUE 28-4
PREPARED FOR US 1 INDUSTRIES, INC.
VALUATION OF AMERICAN INTER-FIDELITY EXCHANGE
GUIDELINE COMPANIES METHOD - SELECTED COMPANY DESCRIPTIONS

Company	Ticker	Headquarters	Description	Exclusions

SEABRIGHT HOLDINGS INC	SBX		SeaBright Holdings Inc. is a specialty provider of multi-jurisdictional workers' compensation insurance and, on a limited basis, general liability insurance.	Core business not related to automobile insurance

SELECTIVE INSURANCE	SIGI		Selective Insurance Group is a holding company for seven insurance subsidiaries that offers property and casualty insurance products and services in the East and Midwest of the United States.	Core business not related to automobile insurance

STATE AUTO FINANCIAL CP	STFC		State Auto Financial is a property and casualty insurance holding company, which is engaged in writing both personal and business lines of insurance.	Core business not related to automobile insurance

THE TRAVELERS COMPANIES	TRV
The Travelers Companies, Inc. is a holding company, which through its subsidiaries is engaged in providing commercial and personal property and casualty insurance products and services to businesses, government units, associations and individuals.
Core business not related to automobile insurance

TOWER GROUP	TWGP		Tower Group, Inc. through its subsidiaries offers property and casualty insurance products and insurance services and products.	Core business not related to automobile insurance

TRANSATLANTIC HLDGS	TRH
Transatlantic Holdings Inc. through its operating subsidiaries offers reinsurance capacity for a full range of property and casualty products to insurers and reinsures on a treaty and facultative basis.
Core business not related to automobile insurance

TRIAD GUARANTY	TGIC		Triad Guaranty Inc. is a holding company which, through its wholly-owned subsidiary, Triad Guaranty Insurance Corporation (TGIC), provides mortgage insurance coverage in the United States.	Core business not related to automobile insurance

UNICO AMERICAN	UNAM
Unico American Corporation underwrites property and casualty insurance through its insurance company subsidiary; provides property, casualty, and health insurance through its agency subsidiaries; and provides insurance financing services.
Core business not related to automobile insurance

UNITED FIRE & CASUALTY	UFCS		United Fire & Casualty CO. is engaged in the business of writing property and casualty insurance and life insurance.	Core business not related to automobile insurance

UNITED INSURANCE HOLDINGS	UIHC		The Company together its subsidiaries is engaged in the property and casualty insurance business in Florida.	Core business not related to automobile insurance

UNITRIN INC	UTR		Unitrin, Inc. serves the basic financial needs of individuals, families and small businesses by providing property and casualty insurance, life and health insurance, and automobile finance services.	Core business not related to automobile insurance

UNIVERSAL INSURANCE	UVE
Universal Insurance Holdings, Inc. is a vertically integrated insurance holding company, which through its various subsidiaries, covers substantially all aspects of insurance underwriting, distribution, claims processing and exposure management.
Core business not related to automobile insurance

W.R. BERKLEY	WRB
W.R. Berkley Corporation is an insurance holding company in the United States which operates in five business segments: specialty insurance, regional property casualty insurance, alternative markets, reinsurance and international.
Core business not related to automobile insurance

WHITE MOUNTAINS INSURANCE	WTM		White Mountains Insurance Group Ltd. is a Bermuda limited liability company whose main businesses are conducted through its property and casualty insurance and reinsurance subsidiaries and affiliates.	Core business not related to automobile insurance

XL GROUP	XL		XL Group plc, through its subsidiaries, is a provider of global insurance and reinsurance coverages to industrial, commercial and professional service firms, insurance companies and other enterprises.	Core business not related to automobile insurance

Exhibit (b)(3)

US 1 Industries, Inc.
Projections for September 2010

	December 31, 2009	January 31, 2010	February 28, 2010	March 31, 2010	April 30, 2010	May 31, 2010	June 30, 2010	July 31, 2010	August 31, 2010
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
ASSETS:

CASH	(1,628,383)	(1,983,565)	(1,824,945)	(2,104,088)	(2,410,798)	(2,035,980)	(2,035,440)	(2,531,142)	(187,363)
RESTRICTED STOCK	-	-	-	-	-	-	-	-	-
ACCOUNTS RECEIVABLE-TRADE:
GROSS RECEIVABLES	27,762,001	27,672,108	29,498,161	30,899,861	30,414,270	32,118,288	32,000,767	32,545,305	33,154,979
ALLOWANCE FOR DOUBTFUL ACCTS	(1,147,031)	(1,107,414)	(1,240,676)	(1,227,498)	(1,274,346)	(1,243,892)	(1,114,877)	(1,104,921)	(1,144,522)
A/R-TRADE, NET	26,614,970	26,564,694	28,257,485	29,672,363	29,139,924	30,874,396	30,885,890	31,440,384	32,010,457

INTER COMPANY	-	-	-	-	-	-	-	-	-
OTHER RECEIVABLES	4,433,582	5,035,335	5,089,906	5,359,931	5,193,606	5,364,872	5,369,007	5,008,458	5,316,582
DIVIDEND RECEIVABLE	(6,555)	(6,555)	(6,555)	65,445	65,445	65,445	65,445	65,445	65,445

CURRENT DEFERRED TAX ASSET	975,178	975,178	975,178	975,178	975,178	975,178	975,178	975,178	975,178
PREPAID ASSETS	576,346	623,089	591,913	656,021	697,820	848,257	767,317	769,036	829,632

DEPOSITS	1,047,462	1,040,888	1,040,848	1,040,888	1,032,026	1,028,728	1,025,736	1,036,288	994,595
TOTAL CURRENT ASSETS	32,012,600	32,249,064	34,123,830	35,665,738	34,693,201	37,120,896	37,053,133	36,763,647	40,004,526
FIXED ASSETS:
EQUIPMENT	2,331,649	1,462,064	1,440,165	1,427,290	1,415,172	1,306,104	1,311,266	1,295,097	1,298,816
LEASEHOLD IMPROVEMENTS	347,886	347,781	347,781	347,781	347,781	347,781	347,781	347,781	347,781
TOTAL	2,679,535	1,809,845	1,787,946	1,775,071	1,762,953	1,653,885	1,659,047	1,642,878	1,646,597
ACCUMULATED DEPRECIATION	(1,353,102)	(956,992)	(959,183)	(964,965)	(971,285)	(880,412)	(895,489)	(899,758)	(914,654)
NET FIXED ASSETS	1,326,433	852,853	828,763	810,106	791,668	773,473	763,558	743,120	731,943
ASSETS HELD FOR SALE:
LAND	195,347	195,347	195,347	195,347	195,347	195,347	195,347	195,347	195,347
WORK IN PROGRESS	68,735	144,929	144,929	144,929	187,137	150,000	150,000	150,000	150,000
NON-CURRENT DEPOSITS	-	0	0	0	0	0	0	0	-
TOTAL	264,082	340,276	340,276	340,276	382,484	345,347	345,347	345,347	345,347
ACCUMULATED DEPRECIATION	-	-	-	-	-	-	-	-	-
VALUATION ALLOWANCE	-	-	-	-	-	-	-	-	-
NET ASSETS HELD FOR SALE	264,082	340,276	340,276	340,276	382,484	345,347	345,347	345,347	345,347

NON CURRENT DEFERRED TAX ASSET	1,107,575	1,107,575	1,107,575	1,107,575	1,107,575	1,107,575	1,107,575	1,107,575	1,107,575

OTHER ASSETS	126,461	126,461	126,461	126,461	126,461	126,461	126,461	126,461	126,461
NOTE RECEIVABLE	833,651	817,835	762,168	732,288	716,939	679,824	838,324	800,780	734,061
ACQUISITION-RELATED INTANGIBLES	2,812,672	2,748,785	2,684,899	2,621,012	2,557,125	2,493,238	2,429,351	2,365,464	2,301,578
GOODWILL	1,780,639	1,391,741	1,391,741	1,391,741	1,391,741	1,391,741	1,391,741	1,391,741	1,391,741
TOTAL ASSETS	40,264,113	39,634,590	41,365,713	42,795,197	41,767,194	44,038,555	44,055,490	43,644,135	46,743,232

LIABILITIES AND EQUITY:

LINE OF CREDIT	9,592,474	7,788,123	7,760,362	9,376,261	9,813,481	10,146,107	9,352,089	8,903,491	9,857,443
CAPITAL LEASES (CURRENT)	30,246	0	0	0	0	0	0	0	-
NOTES PAYABLE (CURRENT)	642,413	280,695	279,121	27,760	24,990	24,532	22,828	20,032	20,084
OFFICERS' NOTES PAYABLE	-	0	0	0	0	0	0	0	-

ACCRUED INTEREST	47,057	39,549	39,374	45,378	47,858	34,626	38,328	33,999	32,699
ACCRUED EXPENSES	617,985	596,264	745,639	850,638	800,586	757,242	840,582	784,735	884,884
ACCOUNTS PAYABLE - TRADE	8,668,903	9,397,286	10,195,002	10,414,358	10,507,313	10,451,009	10,858,655	10,701,636	12,545,199
ACCOUNTS PAYABLE - COMDATA	870,008	1,559,418	1,615,191	1,495,231	1,063,236	1,813,140	1,667,962	1,291,833	943,688
INSURANCE AND CLAIMS	1,435,924	1,410,509	1,426,154	1,681,347	1,616,730	1,597,125	1,613,836	1,662,614	1,587,670
OTHER ACCRUED COMPENSATION	23,359	28,765	28,765	52,294	66,991	73,239	84,341	32,537	46,553
FUEL & OTHER TAXES	721,697	778,941	775,323	856,828	871,183	885,976	1,158,642	1,172,986	1,173,147
TOTAL CURRENT LIABILITIES	22,650,066	21,879,550	22,864,931	24,800,095	24,812,368	25,782,996	25,637,263	24,603,863	27,091,367

NOTES PAYABLE - LONG TERM	146,878	52,706	51,023	49,330	47,637	45,990	44,236	42,529	40,817
CAPITAL LEASES - LONG TERM	56,241	0	0	0	0	0	0	0	-
NONCONTROLLING INTEREST	221,037	385,149	475,937	547,062	108,774	294,166	468,100	711,083	957,333

SHAREHOLDERS' EQUITY:
PREFERRED STOCK	0	0	0	0	0	0	0	0	-
COMMON STOCK	46,546,638	46,545,638	46,545,638	46,546,638	46,546,638	46,546,638	46,546,638	46,546,638	46,546,638
TREASURY STOCK	(952,513)	(951,513)	(951,513)	(952,513)	(952,513)	(952,513)	(952,513)	(952,513)	(952,513)
RETAINED EARNINGS:
BAL FWD 12/2008	(26,249,635)	(28,835,948)	(28,835,947)	(28,735,024)	(28,735,024)	(28,735,024)	(28,735,024)	(28,735,024)	(28,735,024)
EQUITY ADJUSTMENT		0		0	0	0	0	0	-
ADDITIONAL PAID IN CAPITAL	431,711	432,518	433,324	434,130	434,937	435,743	436,550	437,356	438,163
DIVIDENDS DECLARED	0	0	0	0	(800,000)	0	0	0	-
CURRENT YEAR INCOME/(LOSS)	(2,586,310)	126,486	(30,740)	105,479	304,376	620,560	610,240	990,202	1,356,451
TOTAL EQUITY	17,189,891	17,317,181	17,160,762	17,398,710	16,798,414	17,915,404	17,905,891	18,286,659	18,653,715
TOTAL LIABILITIES & EQUITY	40,264,113	39,634,586	40,552,653	42,795,197	41,767,193	44,038,556	44,055,490	43,644,134	46,743,232

STATEMENT OF OPERATIONS	1/30/2006	2/27/2006	3/30/2006	4/29/2006	5/30/2006	6/29/2006	7/29/2006	8/30/2006

OPERATING REVENUES:	14,636,585	14,823,510	18,104,003	17,332,821	16,925,328	18,403,835	17,865,316	19,246,360
SUBSIDIARIES	(22,702)	(23,325)	(30,301)	(27,070)	(27,113)	(30,487)	(28,042)	(30,157)
OTHER	-	-	-	-	-	-	-	-
Total Revenue	14,613,883	14,800,185	18,073,702	17,305,751	16,898,215	18,373,348	17,837,274	19,216,203

OPERATING EXPENSES
PURCHASED TRANSPORTATION	9,901,725	10,310,397	12,647,798	11,987,666	11,718,814	12,678,339	12,015,286	13,254,291
INSURANCE & CLAIMS	479,884	552,236	456,866	554,193	438,007	530,683	617,387	418,353
SALARIES OPERATIONS	638,005	446,761	461,907	478,810	543,054	525,445	492,934	464,198
SALARIES ADMINISTRATIVE	380,848	495,069	537,648	535,290	491,099	521,108	655,465	583,961
COMMISSIONS	2,357,662	2,115,602	2,525,171	2,460,672	2,439,620	3,019,973	2,700,189	2,873,663
OPERATING SUPPLIES & EXPENSES	349,504	451,389	402,668	473,648	431,276	443,637	313,225	362,840
OPERATING TAXES & LICENSES	4,398	4,728	14,170	10,156	15,221	(462)	12,933	6,167
COMMUNICATIONS & UTILITIES	47,455	53,193	70,301	67,675	56,631	53,777	57,693	56,621
RENTS	123,005	141,544	110,237	116,788	109,771	111,101	118,891	119,124
DEPRECIATION & AMORTIZATION	15,513	15,330	15,184	15,049	9,050	20,919	14,807	14,896
AMORTIZATION OF INTANGIBLE ASSET	63,887	63,887	63,886	63,887	69,730	58,044	63,887	63,886
BAD DEBT EXPENSE	21,157	140,112	67,567	50,273	(4,978)	(45,452)	34,632	259,752
SAFETY EXPENSE/TESTING	39,040	44,851	55,931	41,699	46,001	56,417	70,358	77,702
TOTAL OPERATING EXPENSES	14,422,083	14,835,099	17,429,334	16,855,806	16,363,296	17,973,529	17,167,687	18,555,454

OPERATING INCOME (LOSS)	191,800	(34,914)	644,368	449,945	534,919	399,819	669,587	660,749

OTHER INCOME <EXPENSE>:
INTEREST INCOME	4,441	8,759	9,440	5,632	6,829	9,930	3,950	2,363
INTEREST (EXPENSE)	(43,073)	(45,316)	(121,685)	(51,234)	(31,545)	(38,924)	(35,476)	(33,488)
INTERCOMPANY INTEREST EXPENSE	-	-	-	-	-	-	-	371
SALE OF FIXED ASSETS	-	-	-	-	-	-	-	-
PUBLIC COSTS	-	-	-	-	-	-	-	-
INCOME TAX BENEFIT	-	-	-	-	-	-	-	-
OTHER	146,994	8,519	(156,727)	180	4,867	77,193	(448)	400
TOTAL OTHER INCOME (EXPENSE)	108,362	(28,038)	(268,972)	(45,422)	(19,849)	48,199	(31,974)	(30,354)

NET INCOME BEFORE MINORITY INTEREST EXPENSE	300,162	(62,952)	375,396	404,523	515,070	448,018	637,613	630,395
MINORITY INTEREST EXPENSE	164,112	90,788	63,597	193,712	185,392	173,934	242,983	246,250
NET BEFORE TAX PROVISION	136,050	(153,740)	311,799	210,811	329,678	274,084	394,630	384,145

TAX PROVISION:
INTERCOMPANY FEDERAL INCOME TAX	-	-	-	-	-	-	-	-
FEDERAL INCOME TAXES	-	-	(117,767)	-	-	(222,707)	-	-
STATE INCOME TAXES	(9,565)	(3,484)	(57,813)	(11,915)	(13,494)	(61,697)	(14,668)	(17,897)
NET INCOME (LOSS) AFTER TAX PROVISION	126,485	(157,224)	136,219	198,896	316,184	(10,320)	379,962	366,248

Working Capital	December 31, 2009	January 31, 2010	February 28, 2010	March 31, 2010	April 30, 2010	May 31, 2010	June 30, 2010	July 31, 2010	August 31, 2010

Total Current Assets	32,012,600	32,249,064	34,123,830	35,665,738	34,693,201	37,120,896	37,053,133	36,763,647	40,004,526
Less: Total Current Liabilities	(22,650,066)	(21,879,550)	(22,864,931)	(24,800,095)	(24,812,368)	(25,782,996)	(25,637,263)	(24,603,863)	(27,091,367)
Add back Line of credit	9,592,474	7,788,123	7,760,362	9,376,261	9,813,481	10,146,107	9,352,089	8,903,491	9,857,443
	18,955,008	18,157,637	19,019,261	20,241,904	19,694,314	21,484,007	20,767,959	21,063,275	22,770,602

CASH FLOW	December 31, 2009	January 31, 2010	February 28, 2010	March 31, 2010	April 30, 2010	May 31, 2010	June 30, 2010	July 31, 2010	August 31, 2010

Net (loss) Income				105,479			610,240	990,202
Depreciation and amortization				237,687			474,368	553,060
Loss (Gain) on disposal of assets				1,027			(4,020)	(3,494)
Stock Compensation expense				2,419			4,839	5,645
Compensation expense restricted stock grant to officers				-			-	-
Provision for bad debts				228,836			228,679	263,311
Amortization of discount on covertible note				-			-	-
Deferred Tax Benefit				-			-	-
Noncontrolling interest expense				318,497			871,535	1,114,518
Accounts receivable				(3,312,192)			(4,525,562)	(5,114,688)
Other receivables				(763,749)			(772,825)	(412,276)
Notes Receivable				101,363			(4,673)	32,871
Dividend Receivable				-			-	-
Prepaid expenses				(174,101)			(270,245)	(282,516)
Deposits & other assets				-			-	-
Accounts payable				2,759,233			3,376,260	2,843,114
Accrued expenses				232,653			222,597	166,750
Accrued interest				(1,679)			(8,729)	(13,058)
Insurance and claims				245,423			177,912	226,690
Other Accrued Expenses				28,935			60,982	9,178
Other Taxes Payable				135,131			436,945	451,289
NET CASH (USED IN) PROVIDED BY OPERATING ACT.				144,962			878,302	830,596

Additions to fixed assets				(86,206)			(101,701)	(103,095)
Other				-			-	-
Proceeds from sales of fixed assets				14,000			31,000	37,500
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES				(72,206)			(70,701)	(65,595)

Net (Repayments) borrowings under line of credit				(216,213)			(240,385)	(688,983)
Proceeds (Principal payments) of from long term debt				-			-	-
Change in bank overdraft				451,014			382,366	878,068
Capital Lease Payments				-			-	-
Net Repayments of) proceeds from shareholder debts				-			-	-
Repurchase of treasury stock				-			-	-
Dividends declared				-			-	-
Distribution to minority interest				(48,000)			(680,000)	(680,000)
CASH PROVIDED BY (USED IN)FINANCING ACTIVITIES				186,800			(538,020)	(490,916)

Net change in cash				259,557			-	-

				-			-	-
				259,557			-	-
								0
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